SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

WIMM-BILL-DANN FOODS OJSC

(Name of Issuer)

ORDINARY SHARES, PAR VALUE 20 RUSSIAN RUBLES EACH SHARE

(Title of Class of Securities)

97263M10

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97263M10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Iakobachvili

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,818,347

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,818,347

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,818,347

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) [6.4%][this number assumes 44,000,000 outstanding shares; if this number has changed, we will need to recalculate the percentage accordingly]

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Wimm-Bill-Dann Foods OJSC
	(b)	Address of Issuer's Principal Executive Offices 16 Yauzsky Boulevard Moscow 109028 Russian Federation

Item 2.
	(a)	Name of Person Filing David Iakobachvili
	(b)	Address of Principal Business Office or, if none, Residence 16 Yauzsky Boulevard Moscow 109028 Russian Federation
	(c)	Citizenship See Item 4 of the cover page.
	(d)	Title of Class of Securities Ordinary Shares, par value 20 Russian rubles per share
	(e)	CUSIP Number 97263M10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2002, David Iakobachvili was the record owner of 2,818,347 ordinary shares of Wimm-Bill-Dann Foods OJSC and has sole voting and dispositive power with respect to the shares he holds of record.

(b) Percent of class: See Item 11 of the cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of the cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of the cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of the cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003
Date

By: /s/ David Iakobachvili
Signature

David Iakobachvili
Name/Title